SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Rumor on Purchase Plan of Treasury Stock

On July 2, 2002, the Korea Stock Exchange requested Kookmin Bank to confirm the rumor on Kookmin Bank's purchase plan of treasury stock, which has been rampant in the investment society.

On this request, Kookmin Bank officially announced as follows:

In order to provide a wide range of benefit with the employees, Kookmin Bank is on review to introduce a stock purchase program or an employee stock ownership plan. In case of introducing a stock purchase program, Kookmin Bank may need to purchase its treasury stock for this purpose.

We will disclose more detailed information when it is available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank

(Registrant)

Date: July 2, 2002

By:

(Signature)

Name: Jong-Kyoo Yoon

Title: Executive Vice President & Chief Financial Officer